March 14, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: MU Global Holding Ltd.

Form S-1

Filed December 17, 2018

File No. 333-228847

To the men and women of the SEC:

On behalf of MU Global Holding Ltd., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 14, 2019 addressed to Ms. Yen-Yen, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1 on December 17, 2018.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form S-1 filed December 17, 2018

Prospectus Summary , page 1

1. We note that you have nominal operations and assets. It appears, therefore, that you are a shell company as defined under Rule 405 of the Securities Act. Please revise your filing to disclose that you are a shell company as defined under the Securities Act, and to discuss the resale limitations of 144(i) in your filing.

Company Response:

According to Rule 405 of the Securities Act 1933, a Shell company is defined as a registrant, other than an asset-backed issuer as defined in Item 1101 of Regulation AB ( 229.1101(b) of this chapter), that has:

1.       No or nominal operations; and

2.       Either:

a.       No or nominal assets;

b.       Assets consisting solely of cash and cash equivalents; or

c.       Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company has incurred and capitalized a renovation fee for the Shanghai outlet as mentioned in the Form S-1 Registration Statement filed on December 17, 2018 and salary expenses for the employee in Shanghai office and outlet as indicated in the financial statements filed together with this Form S-1/A.

The Shanghai outlet renovation was subsequently completed in January 2019 and has subsequently commenced business operations and marketing strategies to attract customers in Shanghai.

As of February 28, 2019, the Company has generated revenue of approximately USD 4,400 from Shanghai outlet operations which is further disclosed in the notes to the financial statements for the quarter ended October 31, 2018 subsequent events.

In conclusion, management believes that the Company has more than “nominal operations” thus should not be classified as a shell company.

The Offering, page 3

2. We note your statement at the asterisk on page 3 that you will "notify investors by filing an information statement" of any extension to the offering. An extension of the offering appears to be an event sufficiently material as to warrant filing a post-effective amendment to your registration statement. Please revise to so indicate.

Company Response:

We have amended the language on page 3 to read as follows:

"We will notify investors by filing a post-effective amendment to our registration statement that will be available for public viewing on the SEC Edgar Database of any such extension of the offering."

Risk Factors, page 5

3. Please revise to include risk factor disclosure addressing your auditor's going-concern opinion, as referenced in the report of your independent registered accounting firm at page F-2.

Company Response:

We have added the following risk factor on page 5:

“Due to the Company operating as a going concern, and there is a possibility that we may never be profitable, there is the possibility that you may lose all or part of your investment.

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically a net loss, the company has generated minimal revenue, and other adverse key financial ratios.

Due to the Company operating as a going concern, and there is a possibility that we may never be profitable, and there is the possibility that you may lose all or part of your investment.”

We derive most of our revenue from China, which may be subject to the country risks in China., page 8

4. Please revise your risk factor to identify and address in a more specific manner the several risks posed to the company based on its expectation of deriving the majority of its revenues from China. We would not object if you choose to present these risks in bullet format under your current risk factor heading.

Company Response:

We have added several risk factors in order to more directly address the risks posed to the Company as a result of deriving the majority of its revenue from China.

Industry Overview, page 17

5. We note that you cite to industry research for information and statistics regarding the industry you intend to operate within. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to the industry report provided by the Global Wellness Institute at page 17, and figures cited to The Statistia, at page 18.

Company Response:

We have revised the entirety of the industry overview accordingly with information acquired from more readily available public sources. No sources were prepared specifically for the Company.

Financial Statements

Note 13 - Subsequent Events, page F-13

6. Please expand the disclosure to include the receipt of proceeds from the $800,000 subscription receivable noted on page 16.

Company Response:

We have added the following language to note 13 on page F13:

“On August 1, 2018, the Company received subscription receivables of $400,000 from Dezign Format Pte Ltd. On August 6, 2018, the Company received subscription receivables of $400,000 from Cheng Young-Chien. Both of the subscription receivables collected totaled $800,000 and were fully received by the Company.”

Exhibit 5.1, Legal Opinion, page II-1

7. We note that the company is incorporated under the laws of the State of Nevada, but the opinion speaks to Delaware law. Please advise, or revise.

Company Response:

The Legal Opinion, attached herein as Exhibit 5.1, has been revised accordingly by counsel.

General 8.

Please update the financial statements and other financial information in the filing to include the interim period ended October 31, 2018.

Company Response:

The financial statements and other financial information in the filing has been updated to include the interim period ended October 31, 2018.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 14, 2019

/s/ Niu Yen-Yen

Niu Yen-Yen

Chief Executive Officer